BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer               Mailing Address:
Vice President                     P.O. Box 318
Telephone: 212-250-9399            Church Street Station
                                   New York, NY 10008


                                   February 14, 1996



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Chrysler Corporation


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                   Sincerely,

                                   /s/ Damian P. Reitemeyer



Enclosures






          SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No.  4 )*
                                 ____

                   Chrysler Corporation
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $6.25)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         171196108
          _______________________________________
                       CUSIP NUMBER


     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out
     for a reporting person   s initial filing on this form
     with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this
     cover page shall not be deemed to be   filed   for the
     purpose of Section 18 of the Securities Exchange Act
     of 1934 (   Act   ) or otherwise subject to the
     liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

               (Continued on following page(s))


CUSIP No. 171196108                     Page 1 of 10 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Bankers Trust New York Corporation, its wholly-owned subsidiaries, Bankers Trust Company, (as Trustee for various trusts and employee benefit plans, and investment advisor) and BT Securities Corporation, and its indirectly wholly-owned subsidiaries BT Australia Limited, BT Variable, Inc. 13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [X]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

  Bankers Trust New York Corporation, Bankers Trust
  Company, BT Securities Corporation, and BT Variable, Inc.
  are New York Corporations.  BT Australia Limited is an
  Australian company.

 NUMBER OF     5. SOLE VOTING POWER

  SHARES         Bankers Trust New York
                    Corporation               76,000 shares
                 Bankers Trust Company    19,282,846 shares
                 BT Securities Corporation    52,700 shares
                 BT Variable, Inc.                 0 shares
                 BT Australia Limited      1,372,971 shares
                    TOTAL SHARES          20,784,517

BENEFICIALLY   6. SHARED VOTING POWER

 OWNED BY        Bankers Trust New York
                    Corporation                    0 shares
                 Bankers Trust Company           300 shares
                 BT Securities Corporation         0 shares
                 BT Variable, Inc.            53,300 shares
                 BT Australia Limited              0 shares
                    TOTAL SHARES              53,600
CUSIP No. 171196108                     Page 2 of 10 Pages

  EACH         7. SOLE DISPOSITIVE POWER

REPORTING        Bankers Trust New York
                    Corporation               76,000 shares
                 Bankers Trust Company    22,056,552 shares
                 BT Securities Corporation    52,700 shares
                 BT Variable, Inc.            53,300 shares
                 BT Australia Limited      1,372,971 shares
                    TOTAL SHARES          23,611,523

PERSON        8. SHARED DISPOSITIVE POWER

  WITH           Bankers Trust New York
                    Corporation                    0 shares
                 Bankers Trust Company           600 shares
                 BT Securities Corporation         0 shares
                 BT Variable, Inc.                 0 shares
                 BT Australia Limited              0 shares
                    TOTAL SHARES                 600

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

                 Bankers Trust New York
                    Corporation               76,000 shares
                 Bankers Trust Company    22,057,152 shares
                 BT Securities Corporation    52,700 shares
                 BT Variable, Inc.            53,300 shares
                 BT Australia Limited      1,372,971 shares
                    TOTAL SHARES          23,612,123

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES * [X]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 Bankers Trust New York
                    Corporation               0.0%
                 Bankers Trust Company        5.8%
                 BT Securities Corporation    0.0%
                 BT Variable, Inc.            0.0%
                 BT Australia Limited         0.4%
                    TOTAL                     6.2%
 CUSIP No. 171196108                     Page 3 of 10 Pages

12.TYPE OF REPORTING PERSON *

     Bankers Trust New York Corporation - HC
     Bankers Trust Company - BK
     BT Securities Corporation - BD
     BT Variable, Inc. - IC
     BT Australia Limited - CO


             DISCLAIMER OF BENEFICIAL OWNERSHIP

     THE FILING OF THIS SCHEDULE G STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT BANKERS TRUST NEW YORK CORPORATION, BANKERS TRUST COMPANY, AS TRUSTEE (THE
       BANK ), BT SECURITIES CORPORATION, BT VARIABLE, INC. OR BT AUSTRALIA LIMITED ARE, FOR THE PURPOSE OF SECTION
13(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934, OR   FOR
ANY OTHER PURPOSE, THE BENEFICIAL OWNER OF THE    SECURITIES
SET FORTH IN ITEM 4(a)(vi) HEREOF.

Item 1(a)    NAME OF ISSUER:

             Chrysler Corporation

Item 1(b)    ADDRESS OF ISSUER   S PRINCIPAL EXECUTIVE
OFFICES:

             12000 Chrysler Drive
             Highland Park, MI  48288

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust New York Corporation, its wholly-owned subsidiaries, Bankers Trust Company (as
Trustee for various trusts and employee
benefit plans, and investment advisor) and BT
Securities Corporation, and its indirectly wholly-owned subsidiaries BT Variable, Inc.
and BT Australia Limited




CUSIP No. 171196108                     Page 4 of 10 Pages


Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               Bankers Trust New York Corporation, Bankers
Trust Company, BT Securities Corporation, and
BT Variable, Inc. are located at 280 Park
Avenue, New York, New York  10017.  BT
Australia Limited is located at Level 40,
Australia Square, Sydney NWS 2000 Australia.

Item 2(c)    CITIZENSHIP:

             Bankers Trust New York Corporation and Bankers
Trust Company (as Trustee for various trusts and employee benefit plans, and investment advisor), BT Securities Corporation, and BT
Variable are corporations incorporated in the State of New York with their principal business offices located in New York. BT
Australia Limited is an Australia company doing business in Australia.


Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock (Par Value $6.25) of Chrysler
             Corporation, a Delaware corporation.

Item 2(e)    CUSIP NUMBER:

             171196108

Item 3       THE PERSON FILING IS A:

             For Bankers Trust New York Corporation,

      (g)    [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

             For Bankers Trust Company,

      (b)    [X] Bank as defined in section 3(a)(6) of the
                 Act.
CUSIP No. 171196108                     Page 5 of 10 Pages

               For BT Securities Corporation

      (a)    [X] Broker or dealer registered under Section
15 of the Act.

             For BT Variable Inc.

      (c)    [X] Insurance Company as defined in Section
3(a)(19) of the Act.

       BT Australia Limited is a corporation permitted to
report on Schedule 13G in accordance with Securities     and
Exchange Commission no-action letter to Bankers
       Trust New York Cooperation dated May 15, 1990
       (available May 15, 1990).


Item 4       OWNERSHIP:

      (a)    Amount Beneficially Owned:

      As of December 31, 1995

      (i) Bankers Trust New York Corporation was the beneficially owner of 76,000 shares of common stock;


     (ii) Bankers Trust Company (the   Bank  ), as Trustee
for various trusts and employee benefit plans, and investment advisor, was the beneficial owner of 22,057,152 shares of common stock;

      (iii)BT Securities Corporation, a wholly-owned subsidiary of Bankers Trust New York
           Corporation, was the beneficial owner of 52,700 shares of common stock;

     (iv) BT Variable, Inc., an indirectly wholly-owned subsidiary of Bankers Trust Company was the beneficial owner of 53,300 shares of common stock;


CUSIP No. 171196108                     Page 6 of 10 Pages

     (v) BT Australia Limited, an indirectly wholly-owned subsidiary of Bankers Trust Company was the beneficial owner of 1,372,971 shares of common stock;

     (vi) Bankers Trust Company was the record owner of
4,011,411 shares as Trustee of the Chrysler
          Retirement Master Trust Plan (the   Plan  ) with
respect to which the bank disclaims beneficial ownership.

          The Plan states that each Plan participant shall have the right to direct the manner in which shares of common stock shall be voted at all
          stockholders    meetings.  The Department of Labor
          has expressed the view that, under certain circumstances, ERISA may require the Trustee to vote shares which are not allocated to participants accounts and unvoted shares. Since, in the view of the Bank and Bankers Trust New York Corporation, such voting power is merely a residual power based upon the occurrence of an unlikely contingency and is not a sole or shared power to vote the securities, the Bank and Bankers Trust New York Corporation hereby disclaim beneficial ownership of such securities.


     (b)  PERCENT OF CLASS:

          The common stock described in Item 4(a) above as to which the Bankers Trust New York Corporation acknowledges beneficial ownership constitutes the following:

               Bankers Trust New York Corporation      0.0%
               Bankers Trust Company, as Trustee
               for various trusts and employee benefit
               plans, and investment advisor,          5.8%
               BT Securities Corporation               0.0%
               BT Variable, Inc.                       0.0%
               BT Australia Limited                    0.4%
                    TOTAL                              6.2%
CUSIP No. 171196108                     Page 7 of 10 Pages
          The common stock as to which the Bank and Bankers
Trust Corporation disclaim beneficial ownership constitutes 1.0% of the Issuer's outstanding
Common Stock.

     (c)  Number of shares as to which the Bank has:
     (i)  sole power to vote or to direct the vote-
                 Bankers Trust New York
                    Corporation               76,000 shares
                 Bankers Trust Company    19,282,846 shares
                 BT Securities Corporation    52,700 shares
                 BT Variable, Inc.                 0 shares
                 BT Australia Limited      1,372,971 shares
                    TOTAL SHARES          20,784,517

     (ii)  shared power to vote or to direct the
             vote -
                 Bankers Trust New York
                    Corporation                    0 shares
                 Bankers Trust Company           300 shares
                 BT Securities Corporation         0 shares
                 BT Variable, Inc.            53,300 shares
                 BT Australia Limited              0 shares
                    TOTAL SHARES              53,600

     (iii) sole power to dispose or to direct the
             disposition of -
                 Bankers Trust New York
                    Corporation               76,000 shares
                 Bankers Trust Company    22,056,552 shares
                 BT Securities Corporation    52,700 shares
                 BT Variable, Inc.            53,300 shares
                 BT Australia Limited      1,372,971 shares
                    TOTAL SHARES          23,611,523

     (iv)  shared power to dispose or to direct the
disposition of -
                 Bankers Trust New York
                    Corporation                    0 shares
                 Bankers Trust Company           600 shares
                 BT Securities Corporation         0 shares
                 BT Variable, Inc.                 0 shares
                 BT Australia Limited              0 shares
                    TOTAL SHARES                 600
CUSIP No. 171196108                     Page 8 of 10 Pages

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             []

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF ANOTHER PERSON:

             The Issuer s Plan, and various trusts, and employee benefit plan for which the Bank serves as Trustee, and accounts for which the Bank serves as investment advisor, have the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
              SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
              REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Item 3 above.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP:

             Not applicable.

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not Applicable














CUSIP No. 171196108                     Page 9 of 10 Pages

Item 10      CERTIFICATION:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1995

Signature:  Bankers Trust New York Corporation


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature:  Bankers Trust Company, as Trustee for various
            trusts, and employee benefit plans, and
            investment advisor.


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.
Title:           Secretary






CUSIP No. 171196108                     Page 10 of 10 Pages




Signature: BT Securities Corporation


By:           /s/ Thomas Quane
Name:             Thomas Quane

Title:           Managing Director




Signature: BT Variable, Inc.


By:           /s/Myles Tashman
Name:            Myles Tashman

Title:           Secretary

Signature: BT Australia Limited


By:           /s/Cheryl Williams
Name:            Cheryl Williams

Title:           Secretary


                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company and BT Securities
Corporation  is shown below:


             Bankers Trust New York Corporation

                              |
     ______________________________________________
     |                                            |
     |                                            |
Bankers Trust Company              BT Securities Corporation

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to BT Variable, Inc. is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                    Bankers Trust Company

                              |
                            100%
                              |

                  Whitewood Properties Corp

                              |
                            100%
                              |

                      BT Variable, Inc.

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to BT Australia Limited  is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                      Bankers Trust Company
                              |
                            100%
                              |

                Bankers International Corporation

                               |
                             100%
                               |

               B.T. International (Delaware), Inc.

                               |
                             100%
                               |

                 BT Foreign Investment Corporation

                                |
                              100%
                                |

                 BT Investments (Australia) Limited

                                |
                              100%
                                |

                  Bankers Trust Australia Limited

                                |
                              100%
                                |

                       BT Australia Limited